UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	Inspired Entertainment, Inc.

Address of principal executive office: City State and ZIP Code:	50 West 57th Street, Suite 415 New York, NY 10107

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Inspired Entertainment, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by March 15, 2024, the due date for such filing, without unreasonable effort or expense. As disclosed in the Company’s Current Report on Form 8-K filed on November 8, 2023, the Company identified certain accounting errors relating to compliance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in connection with the Company’s accounting policies for capitalizing software development costs. The Company thereafter undertook a review of other financial statement line items and related accounting policies to ensure U.S. GAAP compliance and, as a result of this process, on February 27, 2024, the Company filed an amended Annual Report on Form 10-K/A for the year ended December 31, 2022 and amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, 2023 and June 30, 2023, which reflected restatements of the Company’s prior financial statements. On such date, the Company also filed a Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023. Because of the considerable resources the Company devoted to undertaking a broad-based review of its accounting policies and preparing the restatements of the Company’s previously issued financial statements, the Company’s ability to commence the preparation of its December 31, 2023 financial statements for inclusion in its 2023 Form 10-K was delayed. Although the Company is working diligently to prepare its 2023 Form 10-K, additional time is needed to complete the steps necessary to finalize the Company’s financial statements and other disclosures required to be included in the 2023 Form 10-K. By reason of the need for such additional time, the Company does not expect to file the 2023 Form 10-K within the extension period of fifteen calendar days provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. Although no assurance can be given as to the date the Company will complete the processes necessary to finalize its 2023 financial statements, the Company currently anticipates that it will be able to file its 2023 Form 10-K on or before April 15, 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Carys Damon	+44(0)7969 537377
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inspired Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2024	/s/ Carys Damon
Carys Damon
General Counsel